SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

 Under the Securities Exchange Act of 1934

(Amendment No.  )

Nemus Bioscience, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

64046J100
(CUSIP Number)

October 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities Exchange Act of 1934 (“Act”) or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 64046J100
1	NAME OF REPORTING PERSONS Lennox Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 64046J100
1	NAME OF REPORTING PERSONS RDS Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 64046J100
1	NAME OF REPORTING PERSONS Richard D. Squires
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 64046J100
1	NAME OF REPORTING PERSONS Delos Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 64046J100
1	NAME OF REPORTING PERSONS Brian D. Ladin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,594,679
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,594,679
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,594,679
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 64046J100
1	NAME OF REPORTING PERSONS Southern Investments I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 299,589
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 299,589
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 64046J100
1	NAME OF REPORTING PERSONS TC Global Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 465,862
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 465,862
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 465,862
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 64046J100
1	NAME OF REPORTING PERSONS BRL Family LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 329,228
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 329,228
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,228
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 64046J100
1	NAME OF REPORTING PERSONS BRL TX-Family LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 329,228
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 329,228
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,228
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
12	TYPE OF REPORTING PERSON PN

The following constitutes the Schedule 13G (the “Schedule 13G”) filed by the undersigned.

Item 1

(a)           Name of Issuer:

Nemus Bioscience, Inc.

(b)           Address of Issuer’s Principal Executive Offices:

650 Town Center Drive, Suite 620
Costa Mesa, California 92626

Item 2

(a)	Name of Person Filing

This statement is filed by and on behalf of each of Lennox Capital Partners, LP (the “Partnership”); RDS Holdings, Inc., the Partnership’s general partner (the “General Partner”); Richard D. Squires (“Squires”), the President of the General Partner; Delos Investment Management LLC, the Partnership’s investment manager (the “Investment Manager”); Southern Investments I LLC (“Southern Investments”); TC Global Management LLC (“TC Global”); BRL TX-Family LP (“BRL TX”); BRL Family LLC (“BRL LLC”), BRL TX’s general partner; and Brian D. Ladin (“Ladin,” and together with the Partnership, the General Partner, Squires, the Investment Manager, Southern Investments, TC Global, BRL TX, and BRL LLC, the “Reporting Persons”).  Ladin is the manager of Southern Investments, TC Global, and BRL LLC and became the managing member of the Investment Manager on December 10, 2014.

Each of the Partnership, Southern Investments, TC Global, and BRL TX directly owns the shares of common stock of the Issuer (“Common Stock”) reported in Item 9 of the cover page relating to that Reporting Person; each of them has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) Common Stock that each of them directly owns and each of them disclaims beneficial ownership of any Common Stock not directly owned by such Reporting Person.

As general partner of the Partnership, the General Partner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of the Common Stock owned by the Partnership (the “Partnership Shares”).  The General Partner does not own any Common Stock directly and disclaims the beneficial ownership of the Partnership Shares.

As President of the general partner of the Partnership, Squires may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any Common Stock beneficially owned by the General Partner.  Squires does not own any Common Stock directly and disclaims beneficial ownership of any Common Stock beneficially owned by the General Partner.

As the investment manager of the Partnership, the Investment Manager has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Partnership Shares.  The Investment Manager does not own any Common Stock directly and disclaims the beneficial ownership of the Partnership Shares.

Upon becoming the Managing Member of the Investment Manager on December 10, 2014, Ladin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any Common Stock beneficially owned by the Investment Manager.  Ladin does not own any Common Stock directly and disclaims beneficial ownership of any Common Stock beneficially owned by the Investment Manager.

As Manager of Southern Investments, TC Global, and BRL LLC, Ladin may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by Southern Investments, by TC Global, and by BRL LLC.  Ladin does not own any Common Stock directly and disclaims beneficial ownership of any Common Stock beneficially owned by Southern Investments, TC Global, and BRL LLC.

As general partner of BRL TX, BRL LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock beneficially owned by BRL TX.  BRL LLC does not own any Common Stock directly and disclaims the beneficial ownership of the shares of Common Stock beneficially owned by BRL TX.

Each Reporting Person declares that neither the fling of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13 (g) of the Act, the beneficial owner of any securities covered by this statement.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is 2101 Cedar Springs Road, Suite 1525, Dallas, Texas 75201.

(c)	Citizenship

i.	The Partnership, the General Partner, BRL TX, and BRL LLC were all organized in Texas.

ii.	The Investment Manager, Southern Investments, and TC Global were organized in Delaware.

iii.	Richard D. Squires and Brian D. Ladin are both citizens of the United States.

(d)	Title of Class of Securities

Common Stock, par value $.001 per share

(e)	CUSIP No.

64046J100

Item 3      Not Applicable

Item 4      Ownership

(a)	Amount Beneficially Owned: See Item 9 of each cover page.

(b)	Percent of Class: See Item 11 of each cover page.

(c)	Number of shares as to which the person has:

i.	Sole power to vote: See Item 5 of each cover page.

ii.	Shared power to vote: See Item 6 of each cover page.

iii.	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

iv.	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6      Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the Securities:

Not Applicable

Item 8.     Identification and Classification of Members of the Group:

Not applicable.

Item 9.     Notice of Dissolution of Group:

Not applicable.

Item 10.   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Material to Be Filed as Exhibits

24.1	Power of Attorney for Richard D. Squires

99.1
Joint Filing Agreement dated December 16, 2014 by and among Lennox Capital Partners, LP, RDS Holdings, Inc., Richard D. Squires, Delos Investment Management LLC, Brian D. Ladin, Southern Investments I LLC, TC Global Management LLC, BRL Family LLC, and BRL TX-Family LP.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   December 16, 2014

Lennox Capital Partners, LP By: RDS Holdings, Inc., its general partner By: /s/ Richard D. Squires Richard D. Squires President	RDS Holdings, Inc. By: /s/ Richard D. Squires Richard D. Squires President
Richard D. Squires By: /s/ Richard D. Squires Richard D. Squires	Brian D. Ladin By: /s/ Brian D. Ladin Brian D. Ladin
Delos Investment Management LLC By: /s/ Brian D. Ladin Brian D. Ladin Managing Member	Southern Investments I LLC By: /s/ Brian D. Ladin Brian D. Ladin Manager
TC Global Management LLC By: /s/ Brian D. Ladin Brian D. Ladin Manager	BRL Family LLC By: /s/ Brian D. Ladin Brian D. Ladin Manager
BRL TX-Family LP By: BRL Family LLC, its general partner By: /s/ Brian D. Ladin Brian D. Ladin Manager